NEWS RELEASE

Crosshair Enters Into Agreement to Acquire Universal Uranium’s
Property Interests in the Central Mineral Belt

Dated: May 23, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) is pleased to announce that it has entered into an agreement with Universal Uranium Ltd. (“Universal”) under which Crosshair will acquire all of Universal’s interest in its project in the Central Mineral Belt (CMB) of Labrador, which totals approximately 4,737 claims. Universal and its 40% partner Silver Spruce Resources issued news releases on April 29, 2008, disclosing that Scott Wilson Roscoe Postle Associates had prepared a NI 43-101 Mineral Resource Estimate for the Two Time Zone on the Property estimating an indicated resource of 2.33 million pounds of uranium (U3O8) and an additional inferred resource of 3.73million pounds of U3O8 (see below for tonnage and grade details).

Universal acquired a 60% interest in the Property, under the terms of a property acquisition agreement with Silver Spruce dated January 23, 2006.

“We are very excited about this new acquisition” says Mark Morabito, CEO of Crosshair. “We have the team and the experience to continue to develop, not only our C Zone – Armstrong Corridor, but also this impressive new prospect. We will now control the only two mineral resources in the western portion of the CMB.”

Closing is expected to be completed on June 16, 2008 or such other date as may be mutually agreed, but no later than July 31, 2008. Closing is conditional upon both Universal and Crosshair obtaining regulatory approval to the transaction and to the satisfactory due diligence review by each of Crosshair and Universal.

Acquisition Details

As consideration for Universal’s interest in the Property, Crosshair will pay to Universal CDN$500,000 and issue 10,000,000 common shares and 7,500,000 warrants. Each warrant will entitle Universal to purchase an additional common share in the capital of Crosshair at CDN$1.00 per share for a period of three years from Closing subject to early expiry in the event that the average trading price of Crosshair’s common shares exceeds CDN$2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal will be subject to escrow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair’s management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, 0.5% of which may be purchased by Crosshair for CDN$1,000,000.

Crosshair will also purchase, by way of private placement, 4,444,444 units of Universal at a price of CDN$0.45 per unit. Each unit will consist of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of CDN$0.65 per Universal Warrant for a period of 24 months. Closing of the private placement is not conditional upon closing of the acquisition of the claims.

Property Details

The Two Time Zone is the most advanced prospect within Universal’s 1,184 square kilometre land holdings in the CMB. This Zone, and in fact the majority of Universal’s ground, is located north-west of Crosshair’s current CMB Project. The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp. The Two Time Zone falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands. This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.

The Two Time Zone was first discovered in September 2006 following an airborne radiometric survey. The Zone has a current strike length of 475 metres (m) and remains open along strike and to depth. Mineralization at the Two Time Zone is hosted in an altered, brecciated and fractured, felsic intrusive, which carries extensive hematite, chlorite, carbonate and albite alteration. The Zone is similar to large, iron oxide copper gold (IOCG) style, uranium rich, hematite breccia deposits such as the Olympic Dam deposit in Australia, the world's largest uranium deposit.

Significant uranium drill intercepts include:

  0.052% U3O8 over 107 m including
  0.11% U3O8 over 30 m in CMB-07-6

  0.042% U3O8 over 109 m including
  0.10% U3O8 over 32 m in CMB-07-14

The Two Time Zone drill hole database includes 41 diamond drill holes totalling 11,254 metres, plus five surface trenches. The NI 43-101 Mineral Resources are contained within eight separate zones. At a cut-off grade of 0.03% U3O8, indicated resources are estimated to total 1.82 million tonnes grading 0.058% U3O8 containing 2.33 million pounds U3O8. Inferred resources are estimated to total 3.16 million tonnes grading 0.053% U3O8 containing 3.73million pounds U3O8. This estimate is based on drill hole data available as of February 4, 2008.

In addition to the Two Time Zone, the airborne radiometric survey identified many other high priority targets, several of which have been followed up by prospecting. One such zone is the Firestone Showing, which is located 8 km southeast of the Two Time Zone. This mineralized area consists of a 250 m by 600 m section of strong, pervasively altered granitic rocks, which gave off-scale scintillometer readings.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador-Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. 92% of Crosshair’s property and all of the principal assets fall outside of Labrador Inuit Lands. The assets are therefore not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.